UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

Grow Capital, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

399818103

(CUSIP Number)

Jonathan Bonnette

2285 Coral Ridge Avenue

Henderson, NV 89052

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 3, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 399818103

1.	Names of Reporting Person. Jonathan Bonnette

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 7,788,271(1)

	8.	Shared Voting Power: 44,269,800(2)

	9.	Sole Dispositive Power: 7,788,271(1)

	10.	Shared Dispositive Power: 44,269,800(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 52,058,071(1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 20.8%(3)

14.	Type of Reporting Person (See Instructions): IN

(1)Jonathan Bonnette is the record holder of 7,788,271 shares of common stock of Grow Capital, Inc., par value $0.001 (“Common Stock”).

(2)Jonathan Bonnette is the Manager and owner of 50% of the membership interests of Zeake LLC.

(3)Based on 250,563,917 shares of Common Stock outstanding as of September 3, 2019.

CUSIP No. 399818103

1.	Names of Reporting Person. Zeake LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 44,269,800(4)

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 44,269,800(4)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 44,269,800(4)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 17.7%(5)

14.	Type of Reporting Person (See Instructions): OO

(4)Jonathan Bonnette is the Manager and owner of 50% of the membership interests of Zeake LLC.

(5)Based on 250,563,917 shares of Common Stock outstanding as of September 3, 2019.

CUSIP No. 399818103

Item 1.Security and Issuer

This Amendment No. 2 to Schedule 13D (the “Amendment”) is being filed by Jonathan Bonnette to update Mr. Bonnette’s Schedule 13D (the “Original Statement”) in connection with the acquisition of shares of common stock, par value $0.001 per share (“Common Stock”), of Grow Capital, Inc., (the “Issuer”) on September 3, 2019 by Zeake, LLC (“Zeake”) as further consideration for the acquisition of Bombshell Technologies, Inc. (“Bombshell”) by the Issuer on July 23, 2019 (the “Bombshell Acquisition”).  Mr. Bonnette is the Manager and owner of 50% of the membership interests of Zeake.  The address of the Issuer’s principal executive offices is 2485 Village View Drive, Suite 180, Henderson, NV 89074.

Item 3.Source and Amount of Funds or Other Consideration

The last paragraph of Item 3 of the Original Statement is amended and restated as follows:

Zeake is the record owner of 44,269,800 shares of Common Stock of the Issuer, 13,199,902 of which were acquired by Zeake at the closing of the Bombshell Acquisition, and 31,069,898 of which were acquired as further consideration for the Bombshell Acquisition after the Issuer filed an effective amended and restated articles of incorporation that increased the number of authorized shares of Common Stock of the Issuer (the “Share Increase”).  All of the shares were acquired at a price of $0.08159 per share in exchange for Zeake’s shares of Bombshell common stock.  Mr. Bonnette is the Manager and owner of 50% of the membership interests of Zeake LLC and is an indirect beneficial owner of the shares held of record by Zeake.

Item 4.Purpose of Transaction

Item 4 of the Original Statement is amended and restated as follows:

Jonathan Bonnette acquired the above reported shares of Common Stock as compensation for his services as President and Chief Executive Officer of the Issuer, as a director of the Issuer, or as a consultant to the Issuer.  Zeake acquired the above reported shares of Common Stock as consideration for its shares of Bombshell at the Closing of the Bombshell Acquisition and upon the effectiveness of the Share Increase as further consideration for the Bombshell Acquisition.

In connection with the execution of the Issuer’s business plan, which is focused on moving the Issuer away from cannabis related activities and into an acquisition strategy focused on financial technology, or “fintech” and complementary opportunities., the Reporting Persons may acquire additional shares of Common Stock, either as an owner of a company acquired by the Issuer or in connection with the Issuer raising funds to execute its strategy. Zeake is eligible to receive up to an aggregate of 14,707,575 shares of Common Stock during the four years after the closing of the Bombshell Acquisition, based on whether Bombshell is able to meet certain Earnings Before Interest and Taxes thresholds during the earn-out period.  Further information on the Bombshell Acquisition can be found on the Issuer’s Current Reports on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on June 27, 2019 and July 24, 2019.

Item 5.Interest in Securities of the Issuer

Item 5 of the Original Statement is amended and restated as follows:

(a)Mr. Bonnette is the record holder of 7,788,271 shares of Common Stock of the Issuer, representing approximately 3.1% of the outstanding Common Stock of the Issuer.  Mr. Bonnette has sole voting and dispositive power of all shares held in his name.

Zeake is the record holder of 44,269,800 shares of Common Stock of the Issuer, representing approximately 17.7% of the outstanding Common Stock of the Issuer.  Mr. Bonnette is the Manager and owner of

50% of the membership interests of Zeake LLC and is an indirect beneficial owner of the shares held of record by Zeake.

In the aggregate, the Reporting Persons acting as a group for purposes of Regulation 13D, as described in Item 6, beneficially own, as of September 3, 2019, 20.8% of the outstanding shares of Common Stock of the Issuer.

All of the percentages of beneficial ownership of the Reporting Person set forth in this Schedule 13D are based on 250,563,917 shares of issued and outstanding Common Stock of the Issuer as of September 3, 2019, as reported on the Issuer’s Current Report on Form 8-K filed September 9, 2019.

(b)Jonathan Bonnette has the sole power to direct the vote and dispose of 7,788,271 shares of Common Stock of the Issuer and the shared power to direct the vote and dispose of 44,269,800 shares of Common Stock of the Issuer.

(c)In the sixty days prior to the filing of this Schedule 13D, the Reporting Persons engaged in the following transactions with respect to the Issuer’s Common Stock:

•138,744 shares of Common Stock were issued to Mr. Bonnette on July 2, 2019 for his services as a member of the board of directors of the Issuer.

•13,199,902 shares of Common Stock were issued to Zeake on July 23, 2019 at the closing of the Bombshell Acquisition at a price of $0.08159 per share in exchange for Zeake’s shares of Bombshell common stock.

•31,069,898 shares of Common Stock were issued to Zeake on September 3, 2019 upon the effectiveness of the Share Increase as further consideration for the Bombshell Acquisition at a price of $0.08159 per share.

(d)No person other than Jonathan Bonnette or Zeake is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares of Common Stock of the Issuer reported hereby.

Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

[signature page follows]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	September 10, 2019

/s/ Jonathan Bonnette
Jonathan Bonnette